Exhibit 99.1

Bitauto Announces Fourth Quarter and Fiscal Year 2014 Results

BEIJING, March 9, 2015 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20141.

Fourth Quarter and Fiscal Year 2014 Highlights

•	Revenue in the fourth quarter of 2014 was RMB975.2 million (US$157.2 million), a 101.7% increase from the corresponding period in 2013. Revenue in fiscal year 2014 was RMB2.46 billion (US$396.3 million), a 70.8% increase from 2013.

•	Gross profit in the fourth quarter of 2014 was RMB667.5 million (US$107.6 million), a 74.5% increase from the corresponding period in 2013. Gross profit in fiscal year 2014 was RMB1.86 billion (US$300.1 million), a 68.6% increase from 2013.

•	Operating profit in the fourth quarter of 2014 was RMB195.1 million (US$31.4 million), an 87.5% increase from the corresponding period in 2013. Operating profit in fiscal year 2014 was RMB538.2 million (US$86.7 million), a 114.5% increase from 2013.

•	IFRS profit in the fourth quarter of 2014 was RMB150.0 million (US$24.2 million), a 60.6% increase from the corresponding period in 2013. IFRS profit in fiscal year 2014 was RMB489.1 million (US$78.8 million), a 102.8% increase from 2013.

•	Non-GAAP profit in the fourth quarter of 2014 was RMB197.4 million (US$31.8 million), a 91.1% increase from the corresponding period in 2013. Non-GAAP profit in fiscal year 2014 was RMB510.9 million (US$82.3 million), a 94.1% increase from 2013.

•	Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2014 was RMB4.50 (US$0.73) and RMB4.25 (US$0.68), respectively. Non-GAAP basic and diluted profit per ADS in fiscal year 2014 was RMB11.96 (US$1.93) and RMB11.21 (US$1.81), respectively.

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “We were pleased to close the year with a solid fourth quarter, achieving year-over-year revenue growth of 101.7% and non-GAAP profit growth of 91.1%. We also delivered a strong set of results for the full year of 2014, with revenue growth of 70.8% and non-GAAP profit growth of 94.1%, as compared to 2013.”

“In 2014, we further strengthened our presence among automobile buyers and our automaker and dealer customers. Our EP platform generated over 60 million general sales leads for our dealer customers, with rising contribution from mobile platforms. Bitauto’s transaction-based products and services have received overwhelmingly positive feedback from the market with a continuously rising number of automobile transactions completed via our online platforms and offline services, including Huimaiche and Yiche Mall, during the fourth quarter of 2014.”

“Building upon the successful completion of our partnership transactions with JD.com and Tencent in February 2015, and leveraging the core strengths and competitive advantages of the three companies, we are confident that we will achieve our goal of creating China’s leading ecosystem for new and used car transactions and related value-added services, and providing automobile customers with the best possible car purchasing experience.”

“Looking into 2015, we are committed to executing on our three core business strategies. First, we will continue to expand the variety of value-added services on our EP platform, including our automobile transactions, automotive financing and CRM services. Second, we will heavily invest in expanding our online and offline service infrastructure to enhance the automobile buying experience for consumers. Third, we will continue to build our Bitauto brand, with a focus on our mobile offerings. We are confident that these strategies will further solidify our industry leadership.”

Mr. Andy Zhang, chief financial officer of Bitauto, said, “Solid execution on our core growth strategies led to strong growth in revenue and non-GAAP profit in the fourth quarter and the full year of 2014. Moving into 2015, while we continue to see strong top line momentum across business segments, we are more rapidly expanding and investing into new business areas including automobile transaction services and mobile offerings, which we believe will drive sustainable growth for Bitauto in the long run.”

Mr. Zhang added, “In order to better reflect the structure of our business, starting from the first quarter of 2015, we will be reporting results in three segments: our advertising business, EP platform business, and digital marketing solutions business. Revenue from taoche.com will be accounted for in the appropriate business segments.”

Recent Updates

As of December 31, 2014, the Company had a total of 45,575,745 ordinary shares, with 31,888,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the fourth quarter of 2014 were calculated using a weighted average of 42,257,709 and 44,717,450 ADSs, respectively. Basic and diluted per ADS figures for fiscal year 2014 were calculated using a weighted average of 41,762,778 and 44,576,182 ADSs, respectively.

Fourth Quarter 2014 Results

Bitauto reported revenue of RMB975.2 million (US$157.2 million) for the fourth quarter of 2014, including advertising and subscription revenue of RMB788.6 million (US$127.1 million) and agent service revenue2 of RMB186.6 million (US$30.1 million), representing a 101.7% increase from the corresponding period in 2013. The increase in revenue was primarily attributable to the growth of the bitauto.com advertising business, the EP platform business and the digital marketing solutions business.

Cost of revenue for the fourth quarter of 2014 was RMB307.7 million (US$49.6 million), representing a year-over-year increase of 204.4% from RMB101.1 million (US$16.3 million). Cost of revenue as a percentage of revenue in the fourth quarter of 2014 was 31.6%, compared to 20.9% in the corresponding period in 2013. The increase in cost of revenue was mainly due to an increase in direct costs in new products and services on the EP platform, higher-direct-cost services and an increase in tax and related surcharges in line with revenue growth.

Gross profit for the fourth quarter of 2014 was RMB667.5 million (US$107.6 million), representing a 74.5% increase from the corresponding period in 2013.

Selling and administrative expenses were RMB421.6 million (US$67.9 million) for the fourth quarter of 2014, representing an increase of 73.9% from the corresponding period in 2013. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts and navigation marketing efforts, an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses were RMB50.8 million (US$8.2 million) for the fourth quarter of 2014, a 41.2% increase from the corresponding period in 2013. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB34.0 million (US$5.5 million) in the fourth quarter of 2014, compared to RMB7.3 million (US$1.2 million) in the corresponding period in 2013. The increase was mainly due to the granting of restricted share units in 2014.

[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance-based rebates from the media vendors.

Operating profit in the fourth quarter of 2014 was RMB195.1 million (US$31.4 million), representing an 87.5% increase from the corresponding period in 2013. The increase was primarily due to business scalability.

Income tax expense in the fourth quarter of 2014 was RMB38.5 million (US$6.2 million), compared to an income tax expense of RMB12.0 million (US$1.9 million), in the corresponding period in 2013. The income tax expense was mainly attributed to an increase in taxable profit.

IFRS profit in the fourth quarter of 2014 was RMB150.0 million (US$24.2 million), a 60.6% increase from the corresponding period in 2013. Basic and diluted profit per ADS, each representing one ordinary share, in the fourth quarter of 2014 amounted to RMB3.51 (US$0.57) and RMB3.31 (US$0.53), respectively.

Non-GAAP profit in the fourth quarter of 2014 was RMB197.4 million (US$31.8 million), a 91.1% increase from the corresponding period in 2013. Non-GAAP basic and diluted profit per ADS in the fourth quarter of 2014 amounted to RMB4.50 (US$0.73) and RMB4.25 (US$0.68), respectively.

Fourth Quarter 2014 Business Segment Results

Revenue from the bitauto.com advertising business for the fourth quarter of 2014 was RMB442.6 million (US$71.3 million), representing a 74.5% increase from the corresponding period in 2013. The increase was attributable to better brand recognition of the bitauto.com website thanks to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the bitauto.com advertising business for the fourth quarter of 2014 was RMB106.6 million (US$17.2 million), representing a year-over-year increase of 274.3% from RMB28.5 million (US$4.6 million) for the corresponding period in 2013. This was mainly due to an increase in higher-direct-cost services and an increase in tax and related surcharges in line with revenue growth. Cost of revenue as a percentage of revenue in the fourth quarter of 2014 was 24.1%, compared to 11.2% in the corresponding period in 2013.

Gross profit from the bitauto.com advertising business for the fourth quarter of 2014 was RMB336.0 million (US$54.1 million), representing a 49.2% increase from the corresponding period in 2013.

Operating profit from the bitauto.com advertising business for the fourth quarter of 2014 was RMB124.2 million (US$20.0 million), representing a 60.5% increase from the corresponding period in 2013.

Revenue from the EP platform business for the fourth quarter of 2014 was RMB338.0 million (US$54.5 million), representing a 113.8% increase from the corresponding period in 2013. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 54,557 months of paid subscription for the period.

Cost of revenue for the EP platform business for the fourth quarter of 2014 was RMB141.7 million (US$22.8 million), representing a year-over-year increase of 419.7% from RMB27.3 million (US$4.4 million) for the corresponding period in 2013. This was mainly due to an increase in direct costs in new products and services on the EP platform. Cost of revenue as a percentage of revenue in the fourth quarter of 2014 was 41.9%, compared to 17.2% in the corresponding period in 2013.

Gross profit from the EP platform business for the fourth quarter of 2014 was RMB196.2 million (US$31.6 million), representing a 50.0% increase from the corresponding period in 2013.

Operating profit from the EP platform business for the fourth quarter of 2014 was RMB10.8 million (US$1.7 million), representing a 74.9% decrease from the corresponding period in 2013. The decrease was attributable to the enhanced investment in new products and services on the EP platform.

Revenue from the taoche.com business for the fourth quarter of 2014 was RMB8.1 million (US$1.3 million), representing a 1.2% increase from the corresponding period in 2013.

Cost of revenue for the taoche.com business for the fourth quarter of 2014 was RMB3.3 million (US$0.5 million), representing a year-over-year decrease of 70.1% from RMB10.9 million (US$1.8 million) for the corresponding period in 2013.

Gross profit from the taoche.com business for the fourth quarter of 2014 was RMB4.8 million (US$0.8 million), compared to a gross loss of RMB2.9 million (US$0.5 million) in the corresponding period in 2013.

Operating loss from the taoche.com business for the fourth quarter of 2014 was RMB9.6 million (US$1.5 million), compared to an operating loss of RMB13.5 million (US$2.2 million) in the corresponding period in 2013.

Revenue from the digital marketing solutions business for the fourth quarter of 2014 was RMB186.6 million (US$30.1 million), representing a 191.9% increase from the corresponding period in 2013, which reflects an increase in the number of advertising customers and an increase in spending by certain customers on advertising and events in the fourth quarter.

Cost of revenue for the digital marketing solutions business for the fourth quarter of 2014 was RMB56.1 million (US$9.0 million), representing a year-over-year increase of 62.9% from RMB34.4 million (US$5.6 million) for the corresponding period in 2013. The increase was mainly due to an increase in direct costs for customer support services such as marketing activities, and website design and maintenance for our customers.

Gross profit from the digital marketing solutions business for the fourth quarter of 2014 was RMB130.5 million (US$21.0 million), representing a 342.6% increase from the corresponding period in 2013.

Operating profit from the digital marketing solutions business for the fourth quarter of 2014 was RMB69.7 million (US$11.2 million), compared to an operating loss of RMB3.0 million (US$0.5 million) in the corresponding period in 2013.

As of December 31, 2014, the Company had cash and cash equivalents and time deposit of RMB1.28 billion (US$206.7 million). Cash from operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in the fourth quarter of 2014 were RMB366.7 million (US$59.1 million), RMB99.2 million (US$16.0 million), and RMB0.9 million (US$0.1 million), respectively.

Gross billings3 in the fourth quarter of 2014 was RMB1.30 billion (US$210.0 million), compared to RMB647.8 million (US$104.4 million) in the corresponding period in 2013.

Fiscal Year 2014 Results

Revenue in 2014 was RMB2.46 billion (US$396.3 million), including advertising and subscription revenue of RMB2.10 billion (US$339.1 million) and agent service revenue of RMB355.0 million (US$57.2 million), representing a 70.8% increase from 2013. The increase in revenue is mainly attributed to the growth of the bitauto.com advertising business, the EP platform business and the digital marketing solutions business.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Cost of revenue in 2014 was RMB597.0 million (US$96.2 million), representing a year-over-year increase of 78.1% from RMB335.2 million (US$54.0 million) in 2013. Cost of revenue as a percentage of revenue in 2014 was 24.3%, compared to 23.3% in 2013.

Gross profit in 2014 was RMB1.86 billion (US$300.1 million), representing a 68.6% increase from 2013.

Selling and administrative expenses in 2014 were RMB1.18 billion (US$189.5 million), representing an increase of 57.0% from 2013. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts and navigation marketing efforts, an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Product development expenses in 2014 were RMB148.1 million (US$23.9 million), a 41.8% increase from 2013. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses in 2014, which were allocated to related operating expense line items, were RMB57.1 million (US$9.2 million), compared to RMB19.4 million (US$3.1 million) in 2013. The increase was mainly due to the granting of restricted share units in 2013 and 2014.

Operating profit in 2014 was RMB538.2 million (US$86.7 million), representing a 114.5% increase from 2013. The increase was primarily due to business scalability and an increase in operation efficiency.

Income tax expense in 2014 was RMB97.6 million (US$15.7 million), compared to RMB22.3 million (US$3.6 million) in 2013. The increase was mainly attributed to an increase in taxable profit.

IFRS profit in 2014 was RMB489.1 million (US$78.8 million), a 102.8% increase from 2013. Basic and diluted earnings per ADS, each representing one ordinary share, in fiscal year 2014 amounted to RMB11.62 (US$1.87) and RMB10.88 (US$1.75), respectively.

Non-GAAP profit in 2014 was RMB510.9 million (US$82.3 million), a 94.1% increase from 2013. Non-GAAP basic and diluted profit per ADS in fiscal year 2014 amounted to RMB11.96 (US$1.93) and RMB11.21 (US$1.81), respectively.

Fiscal Year 2014 Business Segment Results

Revenue from the bitauto.com advertising business in 2014 was RMB1.21 billion (US$195.2 million), representing a 67.7% increase from 2013. The increase was attributable to better brand recognition of the bitauto.com website thanks to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the bitauto.com advertising business in 2014 was RMB205.1 million (US$33.1 million), representing a year-over-year increase of 117.1% from RMB94.5 million (US$15.2 million) in 2013. This was mainly due to in higher-direct-cost services, an increase in tax and related surcharges in line with revenue growth and an increase in personnel expenses of employees directly engaged in revenue-generating activities. Cost of revenue as a percentage of revenue in 2014 was 16.9%, compared to 13.1% in 2013.

Gross profit from the bitauto.com advertising business in 2014 was RMB1.01 billion (US$162.2 million), representing a 60.3% increase from 2013.

Operating profit from the bitauto.com advertising business in 2014 was RMB382.1 million (US$61.6 million), representing an 84.8% increase from 2013. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com advertising business.

Revenue from the EP platform business in 2014 was RMB867.6 million (US$139.8 million), representing a 77.1% increase from 2013. The increase was attributable to an increase in both the number of paid subscribers and months of paid subscription. The Company recorded 180,542 months of paid subscription in 2014.

Cost of revenue for the EP platform business in 2014 was RMB225.7 million (US$36.4 million), representing a year-over-year increase of 114.9% from RMB105.0 million (US$16.9 million) in 2013. This was mainly due to an increase in direct costs in new products and services on the EP platform. Cost of revenue as a percentage of revenue in 2014 was 26.0%, compared to 21.4% in 2013.

Gross profit from the EP platform business in 2014 was RMB642.0 million (US$103.5 million), representing a 66.8% increase from 2013. The increase was in line with revenue growth.

Operating profit from the EP platform business in 2014 was RMB136.5 million (US$22.0 million), representing a 29.5% increase from 2013.

Revenue from the taoche.com business in 2014 was RMB25.0 million (US$4.0 million), representing a 15.3% increase from 2013.

Cost of revenue for the taoche.com business in 2014 was RMB16.1 million (US$2.6 million), representing a year-over-year decrease of 51.1% from RMB33.0 million (US$5.3 million) in 2013.

Gross profit from the taoche.com business in 2014 was RMB8.9 million (US$1.4 million), compared to a gross loss of RMB11.2 million (US$1.8 million) in 2013.

Operating loss from the taoche.com business in 2014 was RMB43.3 million (US$7.0 million), compared to an operating loss of RMB50.9 million (US$8.2 million) in 2013.

Revenue from the digital marketing solutions business in 2014 was RMB355.0 million (US$57.2 million), representing a 72.6% increase from 2013, which reflects an increase in the number of advertising customers and an increase in spending by certain customers on advertising and events in 2014.

Cost of revenue for the digital marketing solutions business in 2014 was RMB150.2 million (US$24.2 million), representing a year-over-year increase of 46.1% from RMB102.8 million (US$16.6 million) in 2013. The increase was mainly due to an increase in direct costs for the customer support services such as marketing activities and website design and maintenance for our customers.

Gross profit from the digital marketing solutions business in 2014 was RMB204.9 million (US$33.0 million), representing a 99.0% increase from 2013.

Operating profit from the digital marketing solutions business in 2014 was RMB62.9 million (US$10.1 million), compared to an operating loss of RMB10.5 million (US$1.7 million) in 2013.

Cash from operating activities, cash used in investing activities such as capital expenditures, and cash from financing activities in 2014 were RMB413.6 million (US$66.7 million), RMB320.3 million (US$51.6 million), and RMB25.0 million (US$4.0 million), respectively.

Gross billings in 2014 was RMB3.45 billion (US$556.5 million), compared to RMB2.01 billion (US$324.2 million) in 2013.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB104.7 million (US$16.9 million) as of December 31, 2014, compared to RMB69.2 million (US$11.2 million) as of December 31, 2013.

Trade receivables was RMB1.34 billion (US$216.5 million) as of December 31, 2014, compared to RMB656.7 million (US$105.8 million) as of December 31, 2013. This increase was in line with gross billings growth.

The number of employees totalled 2,9084 as of December 31, 2014, representing a 31.3% increase from the same period in 2013. The increase in headcount was primarily due to the year-over-year expansion of the Company’s sales network from 140 to 163 locations and an increase in headcount in our mobile product development team.

[4]	This includes an additional 258 employees from subsidiaries the Company acquired in 2014.

Days sales outstanding (“DSO”)5 were approximately 105 days in 2014, compared to 114 days in 2013.

First Quarter 2015 Outlook

Bitauto currently expects to generate revenue in the range of RMB630.0 million (US$101.5 million) to RMB650.0 million (US$104.8 million) in the first quarter of 2015, representing a 78.2% to 83.9% year-over-year increase. Bitauto currently expects non-GAAP loss/profit attributable to ordinary shareholders of the parent from RMB-5.0 million (US$-0.8 million) to RMB5.0 million (US$0.8 million) in the first quarter of 2015.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on March 9 2015, at 8 AM U.S. Eastern Time (8 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-6750-437 or +1-866-5194-004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6723-9381

Conference ID:	94066007

A replay of the conference call may be accessed by phone at the following number until March 17, 2015:

US:	+1-855-4525-696
International:	+61-2-8199-0299

Conference ID:	94066007

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[5]	The Company’s annual DSO is defined as average trade receivables divided by gross billings, multiplied by 365 days.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for first quarter of 2015 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) gain from step acquisition arising from revaluation of previously held equity interest; (v) share of amortization of equity investments’ intangible assets not on their books and (vi) non-capitalized follow-on public offering expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

Beijing

IR Department

Suki Li

Bitauto Holdings Limited

+86 (10) 6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group

+86 (10) 5960-8600

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	December 31, 2013	December 31, 2014
	RMB	RMB
	Unaudited	Unaudited
Revenue	483,613,023	975,215,055
Cost of revenue	(101,089,503)	(307,703,280)

Gross profit	382,523,520	667,511,775

Selling and administrative expenses	(242,443,247)	(421,553,927)
Product development expenses	(35,994,971)	(50,832,074)

Operating profit	104,085,302	195,125,774

Other income	4,014,792	1,626,278
Other expenses	(1,420,713)	(2,526,981)
Interest income	1,225,488	2,929,591
Interest expense	(2,078,354)	(5,493,530)
Share of losses of associates and joint ventures	(433,582)	(3,182,738)

Profit before tax	105,392,933	188,478,394

Income tax expense	(12,000,373)	(38,476,266)

Profit for the period	93,392,560	150,002,128

Total comprehensive income for the period	98,108,393	153,093,254

Profit for the period attributable to ordinary shareholders of the parent	93,392,560	148,205,456

Total comprehensive income for the period attributable to ordinary shareholders of the parent	98,108,393	151,296,582

Other financial data (unaudited)
Non-GAAP profit for the period	103,313,102	197,426,394

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	December 31, 2013	December 31, 2014
	RMB	RMB
	Unaudited	Unaudited
Profit for the period	93,392,560	150,002,128
Share-based payments	7,309,793	33,970,980
Non-capitalized follow-on public offering expenses	2,610,749	—
Amortization of intangible assets resulting from business acquisitions	—	11,219,807
Fair value adjustment of contingent considerations	—	2,001,429
Share of amortization of equity investments’ intangible assets not on their books	—	232,050

Non-GAAP profit for the period	103,313,102	197,426,394

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Year Ended
	December 31, 2013	December 31, 2014
	RMB	RMB
	Audited	Unaudited
Revenue	1,439,332,364	2,458,938,024
Cost of revenue	(335,198,970)	(597,010,464)

Gross profit	1,104,133,394	1,861,927,560

Selling and administrative expenses	(748,868,802)	(1,175,686,612)
Product development expenses	(104,405,159)	(148,078,746)

Operating profit	250,859,433	538,162,202

Other income	12,419,154	3,675,572
Other expenses	(6,892,492)	(14,579,718)
Interest income	8,111,431	13,606,952
Interest expense	(2,751,915)	(6,339,436)
Share of profits/(losses) of associates and joint ventures	1,737,568	(1,341,336)
Gain from step acquisition arising from revaluation of previously held equity interest	—	53,581,440

Profit before tax	263,483,179	586,765,676

Income tax expense	(22,254,998)	(97,643,152)

Profit for the year	241,228,181	489,122,524

Total comprehensive income for the year	235,128,454	498,262,161

Profit for the year attributable to ordinary shareholders of the parent	241,228,181	485,190,724

Total comprehensive income for the year attributable to ordinary shareholders of the parent	235,128,454	494,330,361

Other financial data (unaudited)
Non-GAAP profit for the year	263,225,389	510,869,854

Reconciliation of IFRS profit to non-GAAP profit

	For the Year Ended
	December 31, 2013	December 31, 2014
	RMB	RMB
	Unaudited	Unaudited
Profit for the year	241,228,181	489,122,524
Share-based payments	19,386,459	57,103,866
Non-capitalized follow-on public offering expenses	2,610,749	—
Amortization of intangible assets resulting from business acquisitions	—	15,171,311
Fair value adjustment of contingent considerations	—	2,655,527
Gain from step acquisition arising from revaluation of previously held equity interest	—	(53,581,440)
Share of amortization of equity investments’ intangible assets not on their books	—	398,066

Non-GAAP profit for the year	263,225,389	510,869,854

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2013 RMB Audited	December 31, 2014 RMB Unaudited
Assets
Trade receivables	656,654,578	1,343,373,607
Bills receivables	69,183,900	104,716,846
Time deposit	—	61,190,000
Cash and cash equivalents	1,101,660,090	1,221,472,624
Other current assets	80,791,589	186,260,356
Non-current assets	213,810,591	758,293,805

Total assets	2,122,100,748	3,675,307,238

Liabilities
Trade payables	232,533,524	589,152,700
Other current liabilities	408,685,322	838,380,130
Non-current liabilities	5,033,021	86,859,499

Total liabilities	646,251,867	1,514,392,329

Total equity	1,475,848,881	2,160,914,909

Total liabilities and equity	2,122,100,748	3,675,307,238

Operating segment information

	For the Three Months Ended				% Change
	December 31, 2013	% of Revenue	December 31, 2014	% of Revenue
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	253,616		442,576		74.5%
- Gross profit	225,131	88.8%	335,957	75.9%	49.2%
- Operating profit	77,376	30.5%	124,160	28.1%	60.5%

EP platform business
- Revenue	158,093		337,952		113.8%
- Gross profit	130,823	82.8%	196,217	58.1%	50.0%
- Operating profit	43,182	27.3%	10,820	3.2%	(74.9%)

taoche.com business
- Revenue	7,973		8,070		1.2%
- Gross (loss)/profit	(2,920)	(36.6%)	4,812	59.6%	(264.8%)
- Operating loss	(13,514)	(169.5%)	(9,569)	(118.6%)	(29.2%)

Digital marketing solutions business
- Revenue	63,931		186,617		191.9%
- Gross profit	29,489	46.1%	130,526	69.9%	342.6%
- Operating (loss)/profit	(2,959)	(4.6%)	69,715	37.4%	(2,456.0%)

Operating segment information

	For the Year Ended				% Change
	December 31, 2013	% of Revenue	December 31, 2014	% of Revenue
	RMB000s		RMB000s
	Unaudited		Unaudited

bitauto.com advertising business
- Revenue	722,103		1,211,223		67.7%
- Gross profit	627,634	86.9%	1,006,156	83.1%	60.3%
- Operating profit	206,828	28.6%	382,117	31.5%	84.8%

EP platform business
- Revenue	489,820		867,648		77.1%
- Gross profit	384,797	78.6%	641,991	74.0%	66.8%
- Operating profit	105,431	21.5%	136,526	15.7%	29.5%

taoche.com business
- Revenue	21,709		25,032		15.3%
- Gross (loss)/profit	(11,242)	(51.8%)	8,906	35.6%	(179.2%)
- Operating loss	(50,860)	(234.3%)	(43,346)	(173.2%)	(14.8%)

Digital marketing solutions business
- Revenue	205,700		355,035		72.6%
- Gross profit	102,945	50.0%	204,874	57.7%	99.0%
- Operating (loss)/profit	(10,540)	(5.1%)	62,865	17.7%	(696.4%)